Exhibit 99.1

AEGON continues strong operational performance and announces EUR 1 billion share repurchase program

•	Business growth and investment performance drive growth:

•	Net operating earnings at EUR 570 million, down 16 % compared to adjusted 2006 net operating earnings*, but up 22% compared to 2006 pro forma numbers**

•	Net underlying operating earnings up 9% to EUR 532 million

•	Net income down 24% to EUR 655 million:

•	Decrease mainly in the Netherlands due to release of guarantee provisions in second quarter 2006 and declining fair value of derivatives in second quarter 2007

•	Recent change in Dutch hedging and investment strategy is expected to limit derivatives impact on net income going forward

•	Strong increase in new life sales and total deposits

•	Continued profitable growth in value of new business

•	AEGON enhances shareholder return:

•	Intention to repurchase EUR 1 billion of common shares by end 2007

•	Increase in interim dividend by 25% to EUR 0.30 per share

Performance indicators

					amounts in millions (except per share data)
		EUR
		Second quarter
	Notes	2007	2006 adjusted *)%		Constant currency exchange rates %	2006 pro forma **)%		Constant currency exchange rates %
Net operating earnings		570	682	(16)	(10)	466	22	27

Net underlying operating earnings	1	532	487	9	13	487	9	13
Net income	2	655	857	(24)	(21)	857	(24)	(21)

Net operating earnings per share		0.28	0.37	(24)	(22)	0.22	27	32

Net income per share		0.34	0.47	(28)	(26)	0.47	(28)	(26)
Interim dividend per share		0.30	0.24	25		0.24	25

Sales
New life sales	3	802	736	9	10	736	9	10
Total deposits	4	9,902	8,414	18	24	8,414	18	24

Value of new business (VNB)		235	184	28		184	28

Internal rate of return (IRR)	5	19.0%	14.8%			14.8%
For notes see page 28

*

Adjusted 2006 figures differ from previously reported figures and have been adjusted to reflect the retrospective application of an accounting change relating to guarantees in the Netherlands as announced on 24 July 2007. In addition, adjusted 2006 numbers reflect a change in the definition of operating earnings to include our share in the net results of associates. For more details, see Other Explanatory Notes below.

**

2006 pro forma figures are based on the adjusted 2006 figures, but exclude the effect of any movements in the fair value of guarantees in the Netherlands, as would have been the case had AEGON The Netherlands’ new hedge program already been in place for 2006. Net income, however, is only affected by the change in the accounting principles. For more details, see also the Financial Overview table on page 3 and AEGON’s press release of 24 July 2007.

Chairman’s Overview

“The results in our net operating earnings, new life sales, value of new business and internal rate of return, indicate that AEGON’s businesses performed well during the second quarter.

“Net operating earnings decreased by 16% compared to adjusted 2006 net operating earnings. The primary reason for this decrease were movements in the fair value of guarantees in the Netherlands, which significantly increased net operating earnings in the second quarter of 2006 but were not repeated in the second quarter of 2007. On a pro forma basis (excluding the effect of movements in the fair value of guarantees in the second quarter of 2006), net operating earnings increased by 22%, which reflects growth across all geographies and most lines of business. This growth was partially offset by a weaker US dollar. The strong performance of AEGON’s investment portfolio, as well as the organic growth of our business also contributed to our earnings.

“The value of new business generated for the Group increased 28% in the quarter with all AEGON’s country units contributing to the increase.

“A record quarter in the United Kingdom helped the Group achieve sales growth of 9% in the second quarter, as did continued strong sales in Poland and the bank partnerships in Spain. In Taiwan, we also experienced strong sales of unit-linked products, continuing our successful shift away from more traditional life products.

“In the Americas, we were pleased by the 12% increase in variable annuity sales during the quarter, with May being the highest since 2003. Retail sales increased 11% in the second quarter, helped by particularly strong sales within our agency channel, continuing a trend first seen in the fourth quarter of last year.

“Due primarily to higher pension sales, new life sales in the Netherlands showed a 6% increase. Late last month, we announced a change in accounting principles with regard to the valuation of guarantees on certain products in the Netherlands, ensuring that our financial statements better reflect the economic matching of assets and liabilities.

“Within AEGON UK, new life sales increased 9% over the year-ago period, resulting in another record quarter for our UK business. The increase reflects strong growth across most product lines, including continued increases in pension sales post-A day.

“Given continuing concerns over investments backed by sub-prime mortgages in the United States, it is worth emphasizing that our portfolio has been structured to weather a stressful credit environment. The majority of our sub-prime exposure is backed by fixed-rate mortgages and is rated triple-A. None of our holdings was included in the recent rating agency downgrades. We have insignificant exposure to subprime Collateralized Debt Obligations (CDOs). AEGON will continue to closely monitor developments in this market, but does not expect material impairments to its holdings.”

“We have also enhanced shareholder return with a EUR 1 billion share buy-back and an increased interim dividend. The return of excess capital to shareholders will not hamper AEGON’s ability to invest in the growth of its businesses or to accomplish add-on acquisitions.

“In summary, our businesses in the Americas, Europe, and Asia achieved further progress toward the goal we outlined last year to double the value of new business by 2010. Improvements in earnings, sales and profitability indicate that the performance of AEGON’s businesses remains strong.”

FINANCIAL OVERVIEW

				amounts in millions
		EUR
		Second quarter
	Notes	2007	2006 adjusted	% (to adjusted)	2006 pro forma	% (to pro forma)
Operating earnings before tax by line of business	6
Life and protection		348	348	0	302	15
Individual savings and retirement products		163	162	1	162	1
Pensions and asset management		117	364	(68)	103	14
Institutional products		88	83	6	83	6
Reinsurance		39	42	(7)	42	(7)
Distribution		9	4	125	4	125
General insurance		15	23	(35)	23	(35)
Other		0	(1)	N.M.	(1)	N.M.
Interest charges and other		(47)	(65)	(28)	(65)	(28)
Share in net results of associates		10	7	43	7	43

Operating earnings before tax		742	967	(23)	660	12

Net operating earnings		570	682	(16)	466	22
Net underlying operating earnings		532	487	9	487	9

Net income		655	857	(24)	857	(24)

Operating earnings geographically
Americas		574	559	3	559	3
The Netherlands		108	412	(74)	105	3
United Kingdom		71	55	29	55	29
Other countries		36	6	N.M.	6	N.M.
Holding and other activities		(48)	(70)	(31)	(70)	(31)
Eliminations		1	5	(80)	5	(80)

Operating earnings before tax		742	967	(23)	660	12

		amounts in millions
	EUR
	Second quarter
SALES	2007	2006	%
New life sales	802	736	9
Gross deposits (on and off balance)	9,902	8,414	18
New life sales

Life single premiums	3,298	2,531	30
Life recurring premiums annualized	472	484	(2)

Total recurring plus 1/10 single	802	736	9
New premium production accident and health insurance	160	204	(22)
New premium production general insurance	13	14	(7)
Net deposits (on balance)	(726)	(2,214)	67

AEGON N.V. - CONSOLIDATED

	amounts in millions
	EUR
	Second quarter
	2007	2006 *)%
Operating earnings before tax	742	967	(23)
Gains/(losses) on investments	(90)	145	N.M.
Impairment charges	(4)	(31)	87
Other income/(charges)	39	(29)	N.M.

Income before tax	687	1,052	(35)
Income tax	(32)	(195)	(84)

Net income	655	857	(24)

AMERICAS
	USD
	Second quarter
	2007	2006	%
Operating earnings before tax	772	703	10
Gains/(losses) on investments	7	(126)	N.M.
Impairment charges	(11)	(23)	52

Income before tax	768	554	39
Income tax	(239)	(155)	54

Net income	529	399	33

THE NETHERLANDS
	EUR
	Second quarter
	2007	2006 *)%
Operating earnings before tax	108	412	(74)
Gains/(losses) on investments	(16)	255	N.M.
Impairment charges	4	(13)	N.M.
Other income/(charges)	31	0	N.M.

Income before tax	127	654	(81)
Income tax	76	(122)	N.M.

Net income	203	532	(62)

UNITED KINGDOM

	GBP
	Second quarter
	2007	2006 *)%
Operating earnings before tax	48	38	26
Gains/(losses) on investments	(6)	0	N.M.
Impairment charges	0	(1)	N.M.
Other income/(charges)	5	(19)	N.M.

Income before tax	47	18	161
Income tax	16	18	11

Net income	63	36	75

OTHER COUNTRIES

	EUR
	Second quarter
	2007	2006 *)%
Operating earnings before tax	36	6	N.M.
Gains/(losses) on investments	3	1	200
Other income/(charges)	0	(1)	N.M.

Income before tax	39	6	N.M.
Income tax	(21)	(2)	N.M.

Net income	18	4	N.M.

*)	As adjusted for the retrospective application of the accounting change and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates

SECOND QUARTER 2007 GROUP HIGHLIGHTS

Net operating earnings

In the second quarter of 2007 AEGON’s net operating earnings decreased by 16% compared to adjusted net operating earnings in the second quarter of 2006 (or 10% on constant currency exchange rates) but rose 22% compared to pro forma earnings in the second quarter of 2006 (or 27% on constant currency exchange rates). The decrease in effective tax rate was mainly the result of a one-time tax credit in the United Kingdom in the second quarter of 2007.

Operating earnings before tax

Operating earnings before tax decreased by 23% (16% on constant currency exchange rates) compared to adjusted operating earnings in the second quarter of 2006 primarily reflecting the effect of movements in fair value of guarantees in 2006. Compared to 2006 pro forma operating earnings (excluding this effect), operating earnings before tax increased by 12% (18% on constant currency exchange rates), driven mainly by business growth, favorable investment performance and the positive impact of financial markets.

Operating earnings before tax in the Americas rose by 10% to USD 772 million (up 3% to EUR 574 million) in the second quarter of 2007. This increase was the result of a strong performance of fair value assets and higher earnings on total return annuity products. Second quarter 2007 operating earnings in the Americas also showed solid growth across almost all lines of business and the positive impact of continued favorable equity markets on earnings from variable annuities. This was partially offset by some reserve strengthening in reinsurance, mild spread compression in the institutional business, expenses related to the consolidation of the Kansas City operation and favorable DPAC amortization in 2006 in the life business.

Operating earnings before tax in the Netherlands decreased by 74% to EUR 108 million in the second quarter of 2007, compared to adjusted operating earnings in the same period last year. This decrease was primarily due to the significant positive effect of movements in fair value of guarantees on operating earnings in 2006. Compared to 2006 pro forma operating earnings (excluding this effect), operating earnings before tax rose 3%. A better investment performance in the quarter was offset by lower technical results in the general insurance business, mainly because of storm claims. Also, operating earnings in the second quarter of 2006 included a release of provisions.

Operating earnings before tax in the United Kingdom rose by 26% to GBP 48 million in the second quarter of 2007. The increase mainly reflects growth in non-pension businesses such as annuities, investment bonds and individual protection.

Operating earnings before tax in Other countries amounted to EUR 36 million, up from EUR 6 million in the second quarter of 2006. The increase was due mainly to stronger earnings in Central and Eastern Europe (CEE), as well as an increase in operating earnings from Spain.

Net underlying operating earnings

AEGON is providing additional information on the expected long-term performance of certain investment classes in the Netherlands and in the Americas, as well as certain products containing guarantees carried at fair value by AEGON USA and AEGON Canada. This additional information appears as underlying operating earnings. Net underlying operating earnings increased 9% (or 13% on constant currency exchange rates) to EUR 532 million. In the Americas fair value items showed an over-performance of USD 94 million. Fair value assets in the Netherlands underperformed by EUR 7 million.

Net income

Net income declined by 24% to EUR 655 million in the second quarter of 2007. The decline in net income is primarily related to a decrease in gains/losses on investments. Investment trading gains in the Americas and the Netherlands were offset by negative fair value changes on derivatives to lengthen the duration of the investment portfolio and a negative impact from hedge ineffectiveness of hedges of guarantees in The Netherlands. AEGON The Netherlands has at the end of the second quarter replaced the derivatives program it had implemented in order to lengthen the duration of its investment portfolio with long-dated bonds. Consequently, second quarter 2007 will be the last that reflect changes in the fair value of these derivatives. The lower effective tax rate was the result of a change in the UK corporation tax, as of April 2008, which led to a tax credit, as well as tax-exempted gains in the Netherlands.

Sales

New life sales rose by 9% in the second quarter of 2007 driven mainly by strong sales in Other countries and in the United Kingdom. In the Americas, new life sales totaled USD 281 million in the quarter, in line with sales last year. However, sales in the Americas during the second quarter of 2006 included approximately USD 21 million in sales related to the more aggressive forms of investor-owned life insurance, which were discontinued during the second half of 2006. Excluding these investor-owned life insurance sales, retail sales in the second quarter of 2007 were up 11% in the Americas. New life sales in the Netherlands showed a moderate increase over the second quarter last year.

Total gross deposits increased by 18% compared to the second quarter of 2006 due to growth in variable annuities, savings products, pensions, asset management and institutional products. This growth was partially offset by a decline in sales of fixed annuities and retail mutual funds. Net deposits improved significantly due mainly to higher net deposits in institutional products, as well as lower outflows in fixed annuities.

Revenue generating investments

Total revenue generating investments, at the end of June 2007, amounted to EUR 378 billion, up from to EUR 363 billion at the 2006 year-end.

Value of new business (VNB)

AEGON continues to make significant progress towards meeting its 2010 VNB targets. The VNB for the second quarter of 2007 amounted to EUR 235 million, an increase of 28% compared to the second quarter last year. The developing markets, outside the three main, established country units, accounted for 27% of total second quarter VNB, a result of significant increases in VNB in Spain, Taiwan and CEE. The UK also showed good growth in VNB of 29%.

In the Americas VNB in the second quarter of 2007 rose 10% in USD terms, reflecting higher margins on life and reinsurance, strong pension sales and the inclusion of retail mutual funds. These were partially offset by declines in fixed annuities, accident and health, and institutional products.

The internal rate of return on new business continues to develop well. In all AEGON’s countries AEGON is exceeding hurdle rates.

AMERICAS - EARNINGS

							amounts in millions
		USD				EUR
		Second quarter				Second quarter
	Notes		2007	2006	%		2007	2006
Operating earnings before tax by line of business	6
Life			209	193	8		156	153
Accident and health			122	118	3		91	94

Life and protection			331	311	6		247	247
Fixed annuities			147	134	10		109	107
Variable annuities			57	52	10		42	41
Retail mutual funds			8	2	N.M		6	2

Individual savings and retirement products			212	188	13		157	150
Pensions and asset management			56	46	22		42	37
Institutional guaranteed products			108	85	27		80	67
BOLI/COLI			11	20	(45)		8	16

Institutional products			119	105	13		88	83
Reinsurance			53	53	0		39	42
Share in net results of associates			1	0	N.M.		1	0

Operating earnings before tax			772	703	10		574	559

Net operating earnings			541	496	9		401	393
Net underlying operating earnings			480	481	(0)		356	384

Revenues
Life insurance gross premiums			2,204	2,135	3		1,631	1,698
Accident and health insurance			636	641	(1)		472	510

Total gross premiums			2,840	2,776	2		2,103	2,208
Investment income			1,895	1,830	4		1,406	1,455
Fee and commission income			375	297	26		278	236

Total revenues			5,110	4,903	4		3,787	3,899

Commissions and expenses			1,204	1,024	18		893	810
of which operating expenses			530	464	14		393	368

AMERICAS - SALES

						amounts in millions
	USD				EUR
		Second quarter			Second quarter
		2007	2006	%		2007	2006
New life sales		281	282	(0)		209	224
Gross deposits (on and off balance)		11,589	9,242	25		8,550	7,305

New life sales
Life single premiums		283	269	5		206	214
Life recurring premiums annualized		253	255	(1)		188	203

Total recurring plus 1/10 single		281	282	(0)		209	224

Life		175	178	(2)		131	142
BOLI/COLI		17	14	21		12	11
Reinsurance		89	90	(1)		66	71

Total recurring plus 1/10 single		281	282	(0)		209	224

New premium production accident and health insurance		209	240	(13)		155	191

Gross deposits (on and off balance)
Fixed annuities		211	315	(33)		156	250
Variable annuities		997	890	12		740	707
Retail mutual funds		690	802	(14)		511	639
Pensions and asset management		3,165	2,730	16		2,344	2,161
Institutional guaranteed products		6,526	4,504	45		4,799	3,547
Reinsurance		0	1	N.M.		0	1

Total gross deposits		11,589	9,242	25		8,550	7,305

THE AMERICAS

•	Value of new business up 10% from second quarter 2006 to USD 134 million

•	Internal rate of return on new business reaches 12.7%

•	Variable annuity sales rise 12% to USD 997 million

•	Net operating earnings up 9% to USD 541 million

•	Total revenue generating investments rise 4% to USD 299 billion compared to year end 2006

Operating earnings before tax

Operating earnings before tax amounted to USD 772 million in the second quarter of 2007, 10% higher than in the same period last year. Strong hedge fund results and an increase in earnings on total return annuities led to an overperformance in fair value items that was USD 71 million ahead of the second quarter of 2006. This gain was, however, partially offset by lower earnings from segregated funds. Second quarter 2007 operating earnings showed solid growth across almost all lines of business.

Life and protection

Operating earnings of USD 331 million increased USD 20 million, or 6%, over the second quarter 2006. Earnings were primarily driven by growth and favorable fair value asset performance partially offset by expenses related to the consolidation of the Kansas City based administration unit and favorable DPAC amortization in 2006.

Individual savings and retirement

Operating earnings before tax of USD 212 million in the second quarter of 2007 were USD 24 million, or 13%, higher than in the comparable 2006 period. The increase is due to growth in earnings from variable annuities and retail mutual funds, as well as favorable mortality experience on payout annuities.

Pensions and asset management

Operating earnings increased 22% to USD 56 million from the second quarter 2006. Continued organic growth and a strong performance in assets carried at fair value are the primary sources of increased earnings.

Institutional products

Operating earnings of USD 119 million for the second quarter of 2007 were USD 14 million higher than second quarter 2006. Organic growth and solid earnings from fair value assets were partially offset by lower product spreads.

Reinsurance

Operating earnings of USD 53 million in the second quarter of 2007 were unchanged compared to last year. Favorable earnings from the fair value total return annuity product were offset by a reserve strengthening for a closed block of variable annuity guarantees.

Commissions and expenses

Commissions and expenses rose by USD 180 million to USD 1,204 million. Second quarter 2007 operating expenses totaled USD 530 million, an increase of 14% compared with the same period last year. This increase was primarily the result of organic growth, additional expenses associated with the acquisition of Clark Inc. in the first quarter of 2007 and additional costs related to the consolidation of the Kansas City administration functions.

Net operating earnings

Net operating earnings for AEGON Americas rose 9% to USD 541 million, due primarily to higher earnings on fair value items.

Net Income

Net income increased by 33% from USD 399 million to USD 529 million. Operating earnings before tax increased 10%. Gains/(losses) on investments improved from USD 126 million loss in the second quarter 2006 to a USD 6 million gain in the second quarter of 2007, primarily reflecting economic trading in bond and equity portfolios. Asset impairments continue to run well below long-term expected rates. In the second quarter of 2007, asset impairments of USD 31 million exceeded asset recoveries resulting in a net impairment of USD 11 million, compared to net impairments in the second quarter of 2006 of USD 23 million.

The effective tax rate was 31% compared to 28% in the second quarter of 2006, primarily reflecting a different business mix.

Revenues

Total revenues of USD 5.1 billion increased 4% over second quarter 2006 primarily driven by increased life recurring premium in the reinsurance business, the impact of the Clark acquisition and higher fees from increased assets under management. Investment income of USD 1.9 billion increased 4% due to rising rates, increased book yields, and higher general account assets.

Sales

Total new life sales in the second quarter of 2007 amounted to USD 281 million in line with sales in 2006. Deposits were up 25% in the second quarter of 2007 and amounted USD 11.6 billion.

Life and protection

New life sales for retail products were USD 175 million during the second quarter of 2007 compared to USD 178 million in the same period last year. Sales during the second quarter of 2006 included approximately USD 21 million of sales related to the more aggressive forms of investor-owned life insurance, which were discontinued during the second half of 2006. Excluding these 2006 investor-owned life insurance sales, retail life sales in the second quarter of 2007 was up 11% from the second quarter 2006. Accident and health new premium production of USD 209 million decreased 13% compared to the second quarter of 2006.

Individual savings and retirement

Total individual savings and retirement deposits of USD 1,898 million for the second quarter of 2007 decreased USD 109 million, or 5%, compared to the same period in 2006. Variable annuity sales of USD 997 million increased 12% over the same period last year as a result of the continued built-out and restructure of our wholesaling team. Increases in variable annuity sales was offset by declines in both fixed annuity and mutual fund sales of 33% and 14% respectively over second quarter 2006.

Pensions and asset management

Pension deposits grew to USD 2,865 million, an increase of USD 634 million, or 28%, compared to second quarter 2006 levels. Third party asset management sales declined USD 199 million to USD 300 million during the second quarter of 2007.

Institutional products

AEGON Americas’ sales of institutional guaranteed spread-based products totaled USD 2,990 million during the second quarter, an increase of USD 830 million, or 38%, compared with the second quarter of 2006. Sales of institutional fee-based products reached USD 3,536 million, up from USD 2,345 million, while sales of BOLI/COLI products rose to USD 17 million, up from USD 14 million.

Reinsurance

Reinsurance new life sales totaled USD 89 million, unchanged from the second quarter of 2006.

Value of new business

In the Americas VNB in the second quarter of 2007 rose 10%, reflecting higher margins on life and reinsurance, strong pension sales and the inclusion of retail mutual funds. These were partially offset by declines in fixed annuities, accident and health, and institutional products. The internal rate of return (IRR) on new business in the first half of 2007 of 12.7% was flat compared to the same period in 2006. Please refer to page 27 for more detailed information on value of new business.

THE NETHERLANDS - EARNINGS
						amounts in millions
		EUR
			Second quarter
	Notes		2007	2006 adjusted	% (to adjusted)	2006 pro forma	% (to pro forma)
Operating earnings before tax by line of business	6
Life			59	80	(26)	34	74
Accident and health			9	12	(25)	12	(25)

Life and protection			68	92	(26)	46	48
Individual savings and retirement products			6	12	(50)	12	(50)
Pensions and asset management			22	288	(92)	27	(19)
Distribution			8	5	60	5	60
General insurance			3	13	(77)	13	(77)
Share in net results of associates			1	2	(50)	2	(50)

Operating earnings before tax			108	412	(74)	105	3

Net operating earnings			80	283	(72)	67	19
Net underlying operating earnings			87	98	(11)	98	(11)

Revenues
Life insurance gross premiums			548	490	12
Accident and health insurance			31	40	(23)
General insurance			117	115	2

Total gross premiums			696	645	8
Investment income			500	517	(3)
Fee and commission income			107	90	19

Total revenues			1,303	1,252	4

Commissions and expenses			279	237	18
of which operating expenses			193	148	30

THE NETHERLANDS - SALES
				amounts in millions
		EUR
			Second quarter
			2007	2006	%
New life sales			53	50	6
Gross deposits (on and off balance)			886	671	32

New life sales
Life single premiums			239	229	4
Life recurring premiums annualized			29	27	7

Total recurring plus 1/10 single			53	50	6

Life			24	27	(11)
Pensions			29	23	26

Total recurring plus 1/10 single			53	50	6

New premium production accident and health insurance			4	12	(67)
New premium production general insurance			7	8	(13)

Gross deposits (on and off balance)
Pensions and asset management			158	9	N.M.
Saving products			728	662	10

Total gross deposits			886	671	32

THE NETHERLANDS

•	Value of new business for the second quarter of 2007 rises to EUR 15 million, up from EUR 11 million

•	The internal rate of return on new business improved to 11.5%, reflecting a change in business mix

•	New life sales up 6% to EUR 53 million

•

Net operating earnings amounted to EUR 80 million, compared to adjusted operating earnings of EUR 283 million in the second quarter of 2006 and EUR 67 million in the second quarter of 2006 on pro forma basis

•	Total revenue generating investments amounted to EUR 70 billion at June 30, 2007, including the assets of OPTAS N.V., up from EUR 64 billion at the year-end 2006

Operating earnings before tax

Operating earnings before tax amounted to EUR 108 million in the second quarter of 2007, compared to adjusted operating earnings of EUR 412 million in the same period last year. This decrease primarily reflects the positive effect of movements in fair value of guarantees on operating earnings in 2006. Pro forma operating earnings (excluding this effect) over the same period last year amounted to EUR 105 million. A better investment performance was only partially offset by lower technical results in non-life due to storm claims. Also, operating earnings in the second quarter of 2006 included a release of provisions.

Life and protection

Operating earnings for life totaled EUR 59 million, down from adjusted operating earnings of EUR 80 million in the same period in 2006. Pro forma operating earnings (excluding the effect of movements in fair value of guarantees) over the same period last year amounted to EUR 34 million. The increase compared to pro forma operating earnings for the second quarter of 2006 was mainly the result of a better investment performance of fair value investments in 2007. Operating earnings in the second quarter of 2006 also included a release of a provision of EUR 10 million. Operating earnings before tax from accident and health decreased to EUR 9 million, compared to a strong second quarter of 2006, due to lower investment income.

Individual savings and retirement products

Operating earnings from the individual savings business decreased to EUR 6 million in the second quarter of 2007, compared to EUR 12 million last year, due to higher allocation of distribution expenses.

Pensions and asset management

The pensions and asset management businesses reported operating earnings of EUR 22 million in the second quarter, compared to adjusted operating earnings of EUR 288 million in the same period last year. This significant decrease is primarily due to the positive effect of movements in fair value of guarantees on operating earnings in 2006. Pro forma operating earnings (excluding this effect) of EUR 27 million in the second quarter of 2006 were only EUR 5 million higher than the operating earnings before tax in second quarter 2007. This decrease reflects lower technical results and an increase in commissions and expenses which more than offset a better relative performance from fair value investments.

Distribution

Operating earnings for the distribution business rose to EUR 8 million, up from EUR 5 million for the comparable period, primarily as a result of the inclusion of Unirobe, an independent distribution business, as of the fourth quarter of 2006. Operating earnings from distribution businesses were however impacted by a shift from upfront to recurring commissions for life insurance sales, following a change in Dutch government legislation.

General insurance

Operating earnings from general insurance fell to EUR 3 million, due to lower investment income and additional provisioning for claims after the storms in the Netherlands in the first quarter of 2007.

Commissions and expenses

Commissions and expenses rose 18% to EUR 279 million in the second quarter of 2007. Operating expenses increased EUR 45 million to EUR 193 million, due to the consolidation of Unirobe and one-off provision releases in the second quarter of 2006. Excluding these items, operating expenses were stable in the second quarter of 2007 compared to the same period last year.

Net operating earnings

Net operating earnings decreased to EUR 80 million in the second quarter of 2007 from adjusted net operating earnings of EUR 283 million in the same period last year, but increased compared to pro forma net operating earnings (excluding the effect of movements in fair value of guarantees in 2006) of EUR 67 million. The effective tax rate in the second quarter last year was exceptionally high, due to tax-exempted investment losses on the fair value assets.

Net Income

Net income decreased by 62% from EUR 532 million to EUR 203 million. Operating earnings before tax decreased 74% as described above. Gains/(losses) on investments decreased from a EUR 255 million gain in the second quarter of 2006 to a EUR 16 million loss in the second quarter of 2007, primarily reflecting negative fair value changes on derivatives to lengthen the duration of the investment portfolio and a negative impact from hedge ineffectiveness of hedges of guarantees partially offset by realized gains on investments.

Other income / (charges) of EUR 31 million include a one time gain related to the acquisition of OPTAS N.V. (“OPTAS”) and the effect of a refinement of the calculation of the unit-linked guarantees. In the second quarter of 2007, the acquisition of OPTAS was completed. The acquired net assets amounted to EUR 1.7 billion, EUR 212 million higher than the acquisition price of EUR 1.5 billion resulting in a one-time gain at acquisition. Starting with the second quarter of 2007, AEGON refined its method of calculating the fair value of the guarantees included in its unit-linked products in order to align these calculations with the calculations currently used for the group pension contracts and traditional products. This change in accounting estimate has been applied prospectively. The cumulative impact on net income before tax recognized in the second quarter of 2007 amounts to a loss of EUR 181 million.

An income tax credit of EUR 76 million was recognized in the second quarter of 2007 which primarily related to tax-exempted gains on realized investment gains and the acquisition of OPTAS.

Revenues

Life insurance gross premiums increased 12% mainly as a result of higher pension premiums and better persistency in both the life and pension business. Accident and health insurance premiums decreased due to lower production in the second quarter of 2007. Fierce competition in general insurance prevented further growth of premiums in this business. Investment income was down because of lower dividends, the replacement of high yield securities by lower yielding assets, as well as the impact on overall assets under management of the dividend payment of EUR 1 billion to AEGON N.V. at the end of 2006. Revenues from the distribution business rose primarily because of the consolidation of Unirobe.

Sales

Total new life sales increased 6% as a result of higher pension sales, partially offset by a decrease in life sales due mainly to lower unit-linked sales.

Life and protection

Sales of life products decreased 11% to EUR 24 million due to a decrease of unit-linked sales, partly offset by growth in immediate annuities and mortgage related products. The EUR 8 million decline in accident and health production was mainly due to lower sales compared to the second quarter of 2006 when a new disability product (WIA) was successfully introduced after reform in Dutch government legislation. WIA sales were in line with expectations in the second quarter of 2007.

Individual savings and retirement products

Deposits in the “Levensloop” product, introduced in 2006, proved to be recurring and amounted to EUR 28 million in the second quarter of 2007, bringing the total amount now deposited at EUR 165 million.

Pensions and asset management

Sales of pensions increased 26% to EUR 29 million in the second quarter of 2007. Sales of managed assets rose to EUR 158 million, up from EUR 9 million in the second quarter of 2006, due to the sale of a large institutional mandate.

General insurance

New premium production for general insurance declined to EUR 7 million mainly as increasing competition negatively impacted pricing in that business.

Value of new business

The value of new business (VNB) for the second quarter of 2007 amounted to EUR 15 million, up from EUR 11 million over the same period the previous year. The internal rate of return (IRR) amounted to 11.5%. The higher IRR and increase in VNB are mainly the result of a change in the mix of sales. Please refer to page 27 for more detailed information on VNB.

UNITED KINGDOM - EARNINGS
						amounts in millions
	GBP				EUR
		Second quarter			Second quarter
		2007	2006	%		2007	2006
Operating earnings before tax by line of business
Life and protection		15	4	N.M.		22	6
Pensions and asset management		32	35	(9)		48	50
Distribution		1	(1)	N.M.		1	(1)

Operating earnings before tax		48	38	26		71	55

Net operating earnings		68	36	89		101	53

Revenues
Life insurance gross premiums		1,937	1,506	29		2,862	2,191
Investment income		429	421	2		634	613
Fee and commision income		51	43	19		75	63

Total revenues		2,417	1,970	23		3,571	2,867

Commissions and expenses		162	144	13		240	209
of which operating expenses		97	83	17		144	121

UNITED KINGDOM - SALES
						amounts in millions
	GBP				EUR
		Second quarter			Second quarter
		2007	2006	%		2007	2006
New life sales		308	282	9		456	410
Gross deposits (on and off balance)		192	226	(15)		284	329

New life sales
Life single premiums		1,764	1,350	31		2,604	1,964
Life recurring premiums annualized		132	147	(10)		196	214

Total recurring plus 1/10 single		308	282	9		456	410

Life		46	42	10		69	61
Pensions		262	240	9		387	349

Total recurring plus 1/10 single		308	282	9		456	410

Gross deposits (on and off balance)
Pensions and asset management		192	226	(15)		284	329

Total gross deposits		192	226	(15)		284	329

UNITED KINGDOM

•	Continued growth momentum post A-Day; new life sales up 9% to record height of GBP 308 million in the second quarter of 2007

•	Margin on value of new business reaches 20.6%

•	Market share increased to 8.1%

•	Achieved enhanced distribution strength through bank partnerships formed with Barclays and UBS

Operating earnings before tax

Operating earnings rose 26% in the second quarter of 2007 to GBP 48 million. This increase reflects strong growth in non-pension businesses such as annuities, investment bonds and individual protection. Lower bond markets and investments to strengthen AEGON UK’s asset management capabilities largely offset the impact of higher equity markets on fund-related charges of the pension business during the second quarter of 2007. Second quarter 2006 earnings included GBP 4 million of charges related to incentive plans for registered individuals and staff.

Life and protection

Operating earnings for life and protection products totaled GBP 15 million in the second quarter, up from GBP 4 million. This significant increase was primarily the result of growing blocks of annuity and protection business.

Pensions and asset management

Operating earnings for pensions and asset management amounted to GBP 32 million compared to GBP 35 million in the second quarter of 2006. In the second quarter of 2007, lower bond markets and investments to strengthen AEGON UK’s asset management capabilities more than offset the impact of higher equity markets on fund related charges.

Distribution

Operating earnings for the distribution business amounted to GBP 1 million in the second quarter, compared to an operating loss over the same period in 2006 of GBP 1 million. In the second quarter of 2006 operating earnings included a charge of GBP 4 million related to the incentive plan for registered individuals and staff related to the accelerated acquisition of the remaining 40% of Positive Solutions.

Commissions and expenses

Total commissions and expenses in the second quarter rose 13% to GBP 162 million, reflecting higher commissions due to business growth, investments to strengthen AEGON UK’s asset management capabilities, growth of the distribution businesses, as well as higher amortization of deferred acquisition costs. Operating expenses increased by 17% to GBP 97 million, a result primarily of investment and growth in the business.

Net operating earnings

Net operating earnings in the second quarter of 2007 increased by 89% to GBP 68 million. Effective April 2008, UK corporation tax will change from 30% to 28%. As a result, deferred tax liabilities were reduced leading to a one-time tax credit of GBP 38 million in the second quarter of 2007.

Net Income

Net income increased by 75% from GBP 36 million to GBP 63 million. Operating earnings before tax increased 26%. Other income/(charges) in the second quarter of 2007 of GBP 5 million compare to losses of GBP 19 million in 2006. Other income/(charges) relate to taxes payable for the account of policyholders. There is an equal and opposite tax charge in the policyholder tax line. Losses on investments represent losses on economic trading of bonds.

An income tax credit of GBP 16 million was recognized in the second quarter of 2007, primarily reflects the one-time tax credit of GBP 38 million related to the reduction in UK corporation tax discussed above.

Revenues

In the second quarter of 2007, life insurance gross premiums rose 29% to GBP 1,937 million. In comparison to the second quarter of 2006, pension and asset management premiums increased by 29% to GBP 1,576 million a result of continued strong growth in pension sales, especially the Retirement Control product. Life premiums increased by 27% to GBP 361 million, a reflection of growth in both single premium annuity sales and sales of recurring premium individual protection products.

Sales

Life and protection

Sales of life and protection products amounted to GBP 46 million, an increase of 10% from the second quarter of 2006, driven by continued strong sales of annuities. Of the total, GBP 3 million in new life sales in the second quarter of 2007 related to bulk annuities.

Pensions and asset management

Sales of pensions grew by 9% in the second quarter to GBP 262 million driven by strong sales of individual pensions and investment bonds. In asset management, strong growth in retail sales was more than offset by a decline in institutional sales. Sales of retail mutual funds and managed assets reached GBP 192 million compared to GBP 226 million last year.

Value of new business

The value of new business (VNB) increased 26% in the second quarter to GBP 39 million compared to GBP 31 million last year. The internal rate of return (IRR) on new business improved to 12.8%, up from 11.5%. The increase in the IRR is primarily the effect of higher sales relative to fixed sales costs. The increase in VNB in the second quarter was the result of growth across all lines of business, reflecting higher sales and continued expansion in the non-pension business. Please refer to page 27 for more detailed information on VNB.

OTHER COUNTRIES - EARNINGS
				amounts in millions
		EUR
		Second quarter
	Notes		2007	2006	%
Operating earnings before tax by line of business	6
Life			10	2	N.M.
Accident and health			1	1	0

Life and protection			11	3	N.M.
Saving products			(1)	(1)	0
Mutual funds			1	1	0

Individual savings and retirement products			0	0	N.M.
Pensions and asset management			5	(11)	N.M.
General insurance			12	10	20
Other			0	(1)	N.M.
Share in net results of associates			8	5	60

Operating earnings before tax			36	6	N.M.

Net operating earnings			15	4	N.M.

Revenues
Life insurance gross premiums			589	453	30
Accident and health insurance			14	13	8
General insurance			33	32	3

Total gross premiums			636	498	28
Investment income			60	45	33
Fee and commission income			18	9	100
Other revenues			0	(1)	N.M.

Total revenues			714	551	30

Commissions and expenses			91	110	(17)
of which operating expenses			42	32	31

OTHER COUNTRIES - SALES
				amounts in millions
		EUR
		Second quarter
			2007	2006	%

New life sales			84	52	62
Gross deposits (on and off balance)			182	109	67

New life sales
Life single premiums			249	124	101
Life recurring premiums annualized			59	40	48

Total recurring plus 1/10 single			84	52	62

Life			83	52	60
Saving products			1	0	N.M.

Total recurring plus 1/10 single			84	52	62

New premium production accident and health insurance			1	1	0
New premium production general insurance			6	6	0

Gross deposits (on and off balance)
Variable annuities			1	2	(50)
Retail mutual funds			43	30	43
Pensions and asset management			138	77	79

Total gross deposits			182	109	67

OTHER COUNTRIES

•	All regions show strong profitable growth: value of new business more than doubles to EUR 63 million in the second quarter

•	Value of new business in Other countries accounts for 27% of the total Group VNB

•	New life sales rise 62% to EUR 84 million

•	Successful expansion of the pension business in Central and Eastern Europe

•	Net operating earnings amounted to EUR 15 million

•	Total revenue generating investments total EUR 10 billion, up 30% from year-end 2006 levels

Operating earnings before tax

Operating earnings before tax in Other countries amounted to EUR 36 million in the second quarter compared to EUR 6 million last year. The increase primarily reflects strong earnings development in Central and Eastern Europe (CEE), as well as an increase in operating earnings in Spain.

Life and protection

Total operating earnings from life and protection from Other countries amounted to EUR 11 million in the second quarter of 2007, compared to EUR 3 million in 2006. This mainly reflects higher earnings in CEE, due to fast growing book in Poland, favorable technical and expense results in Hungary and the deferral of policy acquisition costs in Slovakia. Also, the inclusion of the bancassurance partnership with Caja Navarra in Spain contributed to an increase in operating earnings in the second quarter of 2007.

Pensions and asset management

Operating earnings from pensions and asset management in the second quarter totaled EUR 5 million, compared to an operating loss of EUR 11 million in 2006. This turnaround in operating earnings is primarily the result of lower acquisition costs in the Slovakian pension business. Growth in pension assets under management in Hungary and the inclusion of the newly acquired Polish pension fund management company PTE AEGON Poland also contributed to the improvement in earnings.

General insurance

Operating earnings before tax for Other Countries’ general insurance business rose 20% in the second quarter to EUR 12 million. This increase was due to favorable technical results from AEGON Hungary’s general insurance operations. Within the Other Countries region, AEGON Hungary is the only country unit with general insurance activities.

Associates

AEGON’s share in the profit of associates amounted to EUR 8 million (after tax) in the second quarter, compared with to EUR 5 million over the same period last year. This line includes profit from AEGON’s partnership with Caja de Ahorros del Mediterraneo (CAM, in which AEGON holds a 49.99% interest) and the Group’s 35% stake in La Mondiale Participations.

Commissions and expenses

Commissions and expenses decreased 17% to EUR 91 million in the second quarter of 2007, a reflection of lower commissions and higher deferred expenses in both Taiwan and CEE. In Taiwan, this was the result of the significant shift in product mix and the reduction of commissions on certain products. In Slovakia, in 2006 acquisition costs were exceptionally high, due to the growth of the pension business following pension reform. Operating expenses increased mainly in CEE and Spain. In CEE this was because of investments in distribution, the start up of the mortgage business in Hungary and the inclusion of pension fund management company PTE AEGON Poland. In Spain, the inclusion of the new bancassurance joint ventures added to overall operating expenses.

Net operating earnings

Net operating earnings increased to EUR 15 million, up from EUR 4 million in the second quarter of 2006. The effective tax rate in the second quarter of 2007 was 58%, largely a result of a non-recognition of the increase of the deferred tax asset in Taiwan.

Net Income

Net income increased from EUR 4 million in the second quarter of 2006 to EUR 18 million in the second quarter of 2007. This increase primarily reflects the EUR 30 million increase in operating earnings before tax. The effective tax rate was 54% in the second quarter of 2007 compared to 33% in the same period in 2006. The increase primarily reflects the non-recognition of the increase of the deferred tax asset in Taiwan.

Revenues

Life premiums increased 30% in the second quarter of 2007 compared to the same period last year, driven by single premium life sales in Poland and Taiwan and the inclusion of new bancassurance partnerships in Spain. Investment income also rose reflecting a growing book of business in all regions. Fee and commission income increased mainly as a result of the growth in off-balance sheet assets under management in CEE, as well as fees charged to the bancassurance partners in Spain for back-office services.

Sales

Life and protection

New life sales in Other countries totaled EUR 83 million in the second quarter, an increased of 60% compared to last year.

New life sales in Taiwan increased by 81% to NTD 1.7 billion (EUR 37 million) in the second quarter, driven by strong sales of unit-linked products. Unit-linked sales accounted for approximately 60% of total new life sales in the first half of 2007.

In Central and Eastern Europe, new life sales totaled EUR 32 million in the second quarter, a sharp increase from EUR 20 million over the same period of 2006. Sales of single premium life insurance through bank partnerships accelerated during the quarter, supported by strong equity markets. Recurring premium sales also showed a strong increase compared with the second quarter last year, a result of various successful distribution initiatives in the broker channel and the tied agent network across the region, particularly in Poland.

In Spain, new life sales in the second quarter of 2007 rose to EUR 13 million, up from EUR 8 million, reflecting the proportional inclusion of bancassurance sales through AEGON’s joint ventures with Caja de Badajoz and Caja Navarra. The partnership with CAM saw a decrease of 24% in new life sales to EUR 32 million (on a 100% basis), while premium income for the partnership with CAM amounted to EUR 99 million (on a 100% basis) in the second quarter of 2007. The partnership with CAM is not consolidated in AEGON’s accounts. AEGON includes its share in the earnings from CAM in the line share in net results of associates.

Pensions and asset management

Pension and asset management sales in Other countries amounted to EUR 138 million in the second quarter of 2007. In CEE, pensions and asset management sales increased to EUR 134 million, up from EUR 77 million in the second quarter of 2006. The increase is a reflection of strong pension fund sales in Hungary and Slovakia and the inclusion of the newly acquired Polish pension fund management company PTE AEGON Poland.

General insurance

New premium production general insurance for the second quarter of 2007 was in line with the comparable period in 2006.

Value of new business

The value of new business (VNB) from Other countries amounted to EUR 63 million in the second quarter, up from EUR 30 million over the same period last year, accounting for 27% of the total VNB for the Group. This reflects increases of new business sold through the bancassurance partnerships in Spain, very strong life sales in Poland, strong pension sales, mutual fund sales and mortgage sales in Hungary, as well as increased sales of unit-linked products and the change in economic assumptions in Taiwan. Other European countries accounted for 33% of the VNB coming from Other countries, while Central and Eastern Europe (CEE) and Asia accounted for 32% and 35% respectively.

Other European Countries reported an internal rate of return in the second quarter of 47.5%. This figure reflects particularly high rates of return from AEGON’s bancassurance partnerships in Spain. In Central and Eastern Europe, the IRR rose in the second quarter to 49.6%, up from 38%. In Asia, the IRR, however, declined to 13.4%, down from 21.2%, due to a change in economic assumptions and the product mix in Taiwan.

Please refer to page 27 for more detailed information on VNB.

Strategic business initiatives

As part of the Group’s global growth initiatives, AEGON is continually pursuing new strategies, initiatives and investments in ventures and projects outside its three main, established country units.

Asia

In Japan, AEGON signed the joint venture agreement with Sony Life at the end of June. The joint venture is well on track to become operational in the second quarter of 2008, subject to regulatory approval.

In Taiwan, AEGON and Taishin Financial Holding Co., Ltd. have signed a memorandum of understanding to establish a joint venture in Taiwan to develop life insurance and pension products. The joint venture will distribute products through the extensive Taishin network, which has a customer base of 4 million and some 200 locations around the country. The joint venture is expected to be operational by mid-2008, subject to final agreement, licensing and regulatory approval.

In China, AEGON and Industrial Securities have agreed to establish an asset management joint venture. Under the agreement, AEGON will acquire a 49% stake in Industrial Fund Management Company (IFMC), a leading Chinese mutual fund manager with approximately EUR 1.7 billion in assets under management. The new partnership with Industrial Securities and the stake in IFMC provide AEGON with an excellent opportunity to enter the asset management market in China and the possibility of extending the Group’s activities into the country’s rapidly developing pension market.

Continuing its expansion throughout China’s densely-populated and fast-growing coastal provinces, AEGON-CNOOC Life Insurance Company Ltd. has received a license from the China Insurance Regulatory Commission (CIRC) to begin life insurance activities in the country’s eastern Zhejiang province. The AEGON-CNOOC Zhejiang branch will offer a comprehensive range of life and accident and health products through a broad range of distribution channels, including banks, tied agents, brokers and direct marketing.

Central & Eastern Europe

AEGON has signed an agreement to merge its Polish pension fund management company PTE Ergo Hestia SA with BRE Bank’s PTE Skarbiec-Emerytura SA. Under the agreement, BRE Bank has granted AEGON an option to acquire BRE Bank’s shareholding in the combined pension fund, once the merger process is complete. Combined, the two funds have more than 800,000 members and nearly EUR 1.7 billion assets under management. The total pension fund members in CEE will be 1.6 million after the approval of the merger in Poland. AEGON aims to increase the number of pension fund members to 2.0 million by 2010.

REPORT OF AEGON N.V.

Capital and funding

Shareholders’ equity at June 30, 2007 stood at EUR 17.4 billion, a decrease of EUR 1.2 billion or 6% compared to December 31, 2006 (adjusted for the accounting change). The positive impact of EUR 1.4 billion from net income in the first and second quarter was more than offset by dividends, coupons and repurchased own shares amounting to EUR 0.8 billion, negative foreign currency translation effects of EUR 0.3 billion and a decrease in revaluation reserves of EUR 1.4 billion, a reflection primarily of the impact of higher interest rates on the valuation of bonds.

AEGON applies leverage tolerances to its capital base which reflects the capital employed in its core activities and consists of three elements: shareholders’ equity, capital securities, and dated subordinated and senior debt.

AEGON aims to ensure that shareholders’ equity accounts for at least 70% of its overall capital base (excluding the revaluation reserve), capital securities 25%, and dated subordinated and senior debt a maximum of 5%.

At the end of June 2007 shareholders’ equity represented 75% of AEGON’s total capital base, above target levels. Group equity, which includes other equity instruments (such as perpetual capital securities) and minority interests, represented 92% of total capital*.

Share repurchase program of EUR 1 billion

As part of the Group’s broader capital management strategy, AEGON is initiating a share buyback program. The Group plans to repurchase EUR 1 billion worth of its own common shares between now and December 2007.

Dividend

AEGON has declared an interim dividend for 2007 of EUR 0.30 per common share, an increase of 25% compared with the interim dividend of 2006. The interim dividend will be paid in either cash or shares at the shareholder’s election. The value of the stock dividend will be approximately 5% lower than the cash dividend. Going forward, AEGON aims to increase its dividend payment to shareholders in relation to the development of the Group’s capital position and cash flows.

AEGON shares will be quoted ex-dividend on August 10, 2007. The record date is August 14, 2007. The election period for shareholders will run from August 10 up to and including August 31, 2007. The stock fraction will be based on the average share price on Euronext Amsterdam from September 3 through to September 7, 2007. The dividend will be payable as of September 14, 2007.

Interest charges and other

Interest charges and other amounted to EUR 47 million in the second quarter of 2007 compared to EUR 65 million in the second quarter of 2006.

Financial supplement

AEGON’s second quarter financial supplement is available on the Group’s corporate website www.aegon.com.

*	All ratios are calculated excluding the revaluation reserve.

UNDERLYING OPERATING EARNINGS

NET UNDERLYING OPERATING EARNINGS GEOGRAPHICALLY

			amounts in millions
		EUR
		Second quarter
	Notes	2007	2006	%
Americas		356	384	(7)
The Netherlands		87	98	(11)
United Kingdom		101	53	91
Other countries		15	4	N.M.
Holding and other activities		(27)	(52)	48

Net underlying operating earnings	6	532	487	9

OVER / UNDER PERFORMANCE OF FAIR VALUE ITEMS
			amounts in millions
		EUR
		Second quarter
		2007	2006	%
Operating earnings before tax - adjusted		742	967	(23)
Full hedging assumption of guarantees		—	(307)
Operating earnings before tax - pro forma		742	660	12
(Over) / under performance of fair value items - Americas		(70)	(16)	N.M.
(Over) / under performance of fair value items - The Netherlands		7	31	(77)

Underlying operating earnings		679	675	1

Net underlying operating earnings		532	487	9

AMERICAS - OVER / UNDER PERFORMANCE OF FAIR VALUE ITEMS
			amounts in millions
		EUD
		Second quarter
		2007	2006	%
Over / (under) performance of fair value items by line of business
Life and protection		26	0	N.M.
Individual savings and retirement products		11	14	(21)
Pensions and asset management		6	2	200
Institutional products		30	5	N.M.
Reinsurance		21	2	N.M.

Total over / (under) performance of fair value items		94	23	N.M.

Total over / (under) performance of fair value items in EUR		70	16	N.M.

NETHERLANDS - OVER / UNDER PERFORMANCE OF FAIR VALUE ITEMS
			amounts in millions
		EUR
		Second quarter
		2007	2006	%
Over / (under) performance of fair value items by line of business
Life and protection		0	(18)	N.M.
Pensions and asset management		(7)	(13)	46

Total over / (under) performance of fair value items		(7)	(31)	77

EXPLANATION

Certain assets held by AEGON Americas and AEGON The Netherlands are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships and convertible bonds. Underlying operating earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets. Based on current holdings and asset class returns, the long-term expected return on an annual basis is 8-10%, depending on the asset class, including cash income and market value changes. The expected earnings from these assets classes are net of DPAC where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuity products of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying operating earnings is a long-term expected return on these products and any over- or underperformance compared to management’s expected return is excluded from underlying operating earnings.

SALES

					amounts in millions
	EUR			EUR
	Second quarter			First six months
	2007	2006	%	2007	2006	%
New life sales	802	736	9	1,627	1,423	14
Gross deposits (on and off balance)	9,902	8,414	18	22,878	19,101	20

New life sales
Life single premiums	3,298	2,531	30	7,173	4,802	49
Life recurring premiums annualized	472	484	(2)	910	943	(3)

Total recurring plus 1/10 single	802	736	9	1,627	1,423	14

Life	307	282	9	615	571	8
Saving products	1	0	N.M.	1	0	N.M.
Pensions	416	372	12	825	690	20
BOLI/COLI	12	11	9	58	29	100
Reinsurance	66	71	(7)	128	133	(4)

Total recurring plus 1/10 single	802	736	9	1,627	1,423	14

New premium production accident and health insurance	160	204	(22)	336	413	(19)
New premium production general insurance	13	14	(7)	25	31	(19)

Gross deposits (on and off balance)
Fixed annuities	156	250	(38)	349	539	(35)
Variable annuities	741	709	5	1,424	1,437	(1)
Saving products	728	662	10	1,297	1,370	(5)
Retail mutual funds	554	669	(17)	1,138	1,265	(10)
Pensions and asset management	2,924	2,576	14	6,085	5,819	5
Institutional guaranteed products	4,799	3,547	35	12,585	8,669	45
Reinsurance	0	1	N.M.	0	2	N.M.

Total gross deposits	9,902	8,414	18	22,878	19,101	20

Net deposits (on balance)
Fixed annuities	(1,334)	(1,466)	9	(2,650)	(2,663)	0
Variable annuities	(141)	(13)	N.M.	(316)	(108)	(193)
Pensions and asset management	96	47	104	335	139	141
Institutional guaranteed products	473	(796)	N.M.	1,738	699	149
Saving deposits	180	14	N.M.	115	(21)	N.M.

Total net deposits	(726)	(2,214)	67	(778)	(1,954)	60

EMPLOYEE NUMBERS
				At June 30 2007	At Dec. 31 2006
Number of employees				29,707	28,726

VALUE OF NEW BUSINESS

VALUE OF NEW BUSINESS AND IRR

	amounts in EUR millions, after-tax
		VNB	VNB		IRR	IRR 5)
		EUR	EUR		%	%
		Second quarter			Second quarter
	Notes	2007	2006	%	2007	2006
Americas		99	97	2	12.7	12.7
The Netherlands		15	11	36	11.5	8.5
United Kingdom		58	45	29	12.8	11.5
China	7	1	0	N.M.	24.9	16.1
Taiwan		21	9	133	13.1	21.3

Asia		22	10	120	13.4	21.2
Czech Republic		0	0	N.M.	20.5	25.0
Hungary		11	5	120	>50	40.0
Poland		8	4	100	>50	>50
Slovakia		1	3	(67)	44.2	10.8

Central and Eastern Europe		20	11	82	49.6	38.0
France	8	1	1	0	10.6	9.9
Spain	9	20	8	150	>50	20.4

Other European Countries		21	9	133	47.5	18.6

Total		235	184	28	19.0	14.8

MODELED NEW BUSINESS, APE10) AND DEPOSITS
		amounts in EUR millions
		Premium business			Deposit business
		APE			Deposits
		Second quarter			Second quarter
	Notes	2007	2006		2007	2006
Americas		307	366		8,086	6,648
The Netherlands		56	72		0	1
United Kingdom		431	380		0	0
China	7	2	2		0	0
Taiwan		37	24		1	0

Asia		39	25		1	0
Hungary		7	4		7	4
Poland		22	14		1	0
Slovakia		1	1		0	2

Central and Eastern Europe		30	19		8	7
France	8	19	25		0	0
Spain	9	39	28		3	0

Other European Countries		58	53		3	0

Total		922	914		8,098	6,656

VNB/PVNBP SUMMARY

								amounts in EUR millions
		Premium business				Deposit business
		VNB	PVNBP11)	VNB/ PVNBP	VNB/ APE	VNB	PVNBP11)	VNB/ PVNBP	VNB/ Deposits
	Notes	Second quarter 2007				Second quarter 2007
				%	%			%	%
Americas		52	1,597	3.3	17.0	47	8,891	0.5	0.6
The Netherlands		15	436	3.5	27.2	0	0	—	—
United Kingdom		58	2,966	1.9	13.4	0	0	—	—
China	7	1	13	5.2	34.3	0	0	—	—
Taiwan		21	319	6.6	55.8	0	4	8.7	43.6

Asia		22	332	6.5	54.7	0	4	8.7	43.6
Czech Republic		0	2	4.3	25.3	0	1	3.0	10.0
Hungary		6	47	13.8	95.8	4	83	5.1	62.6
Poland		8	182	4.4	36.6	0	16	1.7	32.5
Slovakia		1	5	9.9	64.2	0	1	3.7	44.2

Central and Eastern Europe		15	237	6.4	50.6	5	102	4.5	57.6
France	8	1	227	0.6	7.1	0	0	—	—
Spain	9	20	251	8.0	50.6	0	3	2.3	2.3

Other European Countries		21	477	4.5	36.7	0	3	2.3	2.3

Total		183	6,045	3.0	19.9	52	8,999	0.6	0.6

Notes:

Please note that throughout this report, where applicable, 2006 information has been adjusted for comparison purposes to reflect the change in accounting principles and for the change in definition of operating earnings to include our share in the net results of associates.

1)

Certain assets held by AEGON Americas and AEGON The Netherlands are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships and convertible bonds. Underlying operating earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuity products of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying operating earnings is a long-term expected return on these products and any over- or underperformance compared to management’s expected return is excluded from underlying operating earnings. Underlying operating earnings for 2006 are based on pro forma operating earnings.

2)	Net income refers to net income attributable to equity holders of AEGON N.V.

3)	New life sales is defined as new recurring premiums + 1/10 of single premiums.

4)	Total deposits on and off balance sheet.

5)	Internal rate of return for 2006 is on a year-to-date basis.

6)

2006 information has been adjusted for comparison purposes to reflect the change in accounting principles and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates.

Pro forma figures are presented after the change in the accounting principles and after change in definition to include our share in the net results of associates and exclude the effect of any movements in the fair value of guarantees, as would have been the case had AEGON The Netherlands’ hedge program been in place for 2006.

7)	Includes AEGON CNOOC joint venture (50%).

8)	Includes La Mondiale Partnership (35%).

9)	Includes Spain which includes 50% of CAM, 50% of Caja Navarra and 50% of Caja de Badajoz.

10)	APE = recurring premium + 1/10 single premium.

11)	Present Value New Business Premium.

APPENDIX I FINANCIAL INFORMATION

CONDENSED CONSOLIDATED BALANCE SHEETS

		amounts in millions
	At June 30 2007	At Dec. 31 2006 *)
	EUR	EUR	%
Investments general account	141,400	136,131	4
Investments for account of policyholders	141,914	135,537	5
Investments in associates	450	478	(6)
Deferred expenses and rebates	11,826	11,458	3
Other assets and receivables	18,736	18,065	4
Cash and cash equivalents	13,913	13,144	6

Total assets	328,239	314,813	4

Shareholders’ equity	17,424	18,605	(6)
Other equity instruments	4,042	4,032	0
Minority interest	15	16	(6)

Group equity	21,481	22,653	(5)

Insurance contracts general account	90,029	89,145	1
Insurance contracts for account of policyholders	74,727	72,194	4
Investment contracts general account	38,432	36,618	5
Investment contracts for account of policyholders	67,659	64,097	6
Other liabilities	35,911	30,106	19

Total equity and liabilities	328,239	314,813	4

CAPITAL BASE

	At June 30 2007	At Dec. 31 2006 *)
	EUR	EUR	%
Group equity	21,481	22,653	(5)
Trust pass-through securities	150	123	22
Subordinated borrowings	34	34	0
Senior debt related to insurance activities	1,610	1,473	9

Total capital base	23,275	24,283	(4)

*)	As adjusted for the retrospective application of the accounting change (see other explanatory notes)

CONDENSED CONSOLIDATED INCOME STATEMENT

							amounts in millions
	EUR				EUR
		Second quarter				First six months
	Notes	2007	2006 *)%			2007	2006 *)%
Premium income		6,297	5,542	14		13,649	11,434	19
Investment income		2,614	2,628	(1)		5,176	5,222	(1)
Fee and commission income		478	398	20		937	792	18
Other revenues		3	5	(40)		5	10	(50)

Total revenues		9,392	8,573	10		19,767	17,458	13
Income from reinsurance ceded		403	376	7		841	776	8
Net fair value and foreign exchange gains		208	(44)	N.M.		340	509	(33)
Net gains on investments		3,591	(1,782)	N.M.		5,510	2,635	109
Other income		212	0	N.M.		212	10	N.M.

Total income		13,806	7,123	94		26,670	21,388	25

Benefits and expenses	1	11,523	4,009	187		22,781	16,224	40
Net fair value and foreign exchange losses		422	74	N.M.		631	125	N.M.
Net losses on investments and impairment charges		892	1,903	(53)		1,254	2,335	(46)
Interest charges and related fees		111	91	22		207	201	3
Other charges		181	1	N.M.		181	1	N.M.

Total charges		13,129	6,078	116		25,054	18,886	33

Share in net results of associates		10	7	43		17	13	31

Income before tax		687	1,052	(35)		1,633	2,515	(35)
Income tax		(32)	(195)	(84)		(271)	(593)	(54)

Net income attributable to equity holders of AEGON N.V.		655	857	(24)		1,362	1,922	(29)

Net income per common share
Basic earnings per share		0.34	0.47	(28)		0.76	1.13	(33)
Dilluted earnings per share		0.34	0.47	(28)		0.76	1.13	(33)

*)	As adjusted for the retrospective application of the accounting change (see other explanatory notes)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		amounts in millions

	At June 30 2007	At June 30 2006 *)	At Dec. 31 2006 *)
	EUR	EUR	EUR
Shareholders’ equity at January 1 - as reported		19,276	19,276
Effect of change in accounting principles
(net of tax of EUR 236)		(561)	(561)

Shareholders’ equity at January 1 - adjusted	18,605	18,715	18,715

Net income	1,362	1,922	3,169
Movements in foreign currency translations reserve	(254)	(954)	(1,325)
Movements in revaluation reserves	(1,364)	(2,138)	(996)

Total recognized net income for the period	(256)	(1,170)	848

Dividends paid on ordinary shares	(355)	(183)	(391)
Preferred dividend	(85)	(80)	(80)
Repurchased and sold own shares	(282)	(96)	(262)
Coupons on perpetuals (net of tax)	(83)	(63)	(143)
Other changes	(120)	(73)	(82)

Shareholders’ equity at end of period	17,424	17,050	18,605

*)	As adjusted for the retrospective application of the accounting change (see other explanatory notes)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

						amounts in millions
	EUR				EUR
		Second quarter			First six months
		2007	2006 *)%			2007	2006 *)
Cash flow from operating activities
Income before tax		687	1,052	(35)		1,633	2,515
Adjustments of non-cash items		(2,110)	3,963	N.M.		(3,158)	44
Changes in accruals not reflected in income		7,597	(2,752)	N.M.		11,520	2,213
Cash flow movements on operating items not reflected in income		(6,111)	(563)	N.M.		(7,591)	(3,857)
Other		(506)	(15)	N.M.		(136)	55

		(443)	1,685	N.M.		2,268	970

Cash flow from investing activities
Purchase and disposal of intangible assets		(2)	(1)	(100)		(3)	(3)
Purchase and disposal of equipment		(11)	(11)	0		(19)	(14)
Purchase, disposal and dividends of subsidiaries and associates		(1,467)	(145)	N.M.		(1,723)	(141)

		(1,480)	(157)	N.M.		(1,745)	(158)

Cash flow from financing activities
Issuance and purchase of share capital		(168)	6	N.M.		(282)	(96)
Dividends paid		(440)	(263)	(67)		(440)	(263)
Issuance, repayment and coupuons of perpetuals		(56)	354	N.M.		(111)	309
Issuance, repayment and finance interest on borrowings		1,212	(277)	N.M.		1,320	(266)

		548	(180)	N.M.		487	(316)

Net increase/ (decrease) in cash and cash equivalents		(1,375)	1,348	N.M.		1,010	496

*)	As adjusted for the retrospective application of the accounting change (see other explanatory notes)

AMOUNTS PER COMMON SHARE

		EUR				EUR
			Second quarter				First six months
	Notes		2007	2006 *)%			2007	2006 *)%
Net income in EUR	2		0.34	0.47	(28)		0.76	1.13	(33)
Net income fully diluted in EUR	2		0.34	0.47	(28)		0.76	1.13	(33)

Net income in USD			0.46	0.60	(23)		1.01	1.39	(27)
Net income fully diluted in USD			0.46	0.60	(23)		1.01	1.39	(27)

Net operating earnings in EUR	2		0.28	0.22	27		0.56	0.50	12
Net operating earnings fully diluted in EUR	2		0.28	0.22	27		0.56	0.50	12

Net operating earnings in USD			0.37	0.28	32		0.74	0.62	19
Net operating earnings fully diluted in USD			0.37	0.28	32		0.74	0.62	19

							At June 30 2007	At Dec. 31 2006 *)
Shareholders’ equity in EUR	3						9.73	10.42	(7)
Shareholders’ equity in USD	3						13.14	13.72	(4)

NET INCOME PER COMMON SHARE CALCULATION

				amounts in millions (except per share data)

	EUR				EUR
		Second quarter				First six months
		2007	2006 *)%			2007	2006 *)%
Net income		655	857	(24)		1,362	1,922	(29)
Preferred dividend		(85)	(80)	(6)		(85)	(80)	(6)
Coupons on perpetuals		(42)	(31)	(35)		(83)	(63)	(32)

Net income attributable to ordinary shareholders		528	746	(29)		1,194	1,779	(33)

Weighted average number of ordinary shares outstanding		1,581	1,575	0		1,581	1,575	0
Net income per share		0.34	0.47	(28)		0.76	1.13	(33)

Quarterly net income per share

first quarter		0.42	0.66	(36)		0.42	0.66	(36)
second quarter		0.34	0.47	(28)		0.76	1.13	(33)
third quarter			0.21				1.34
fourth quarter			0.53				1.87

*)

As adjusted for the retrospective application of the accounting change and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates (see other explanatory notes)

SEGMENT REPORTING
							amounts in millions
	EUR				EUR
		Second quarter				First six months
		2007	2006 *)%			2007	2006 *)%
Operating earnings before tax geographically
Americas		574	559	3		1,079	1,118	(3)
The Netherlands		108	412	(74)		207	1,317	(84)
United Kingdom		71	55	29		137	109	26
Other countries		36	6	N.M.		65	19	N.M.
Holding and other activities		(48)	(70)	(31)		(104)	(138)	(25)
Eliminations		1	5	(80)		(1)	(7)	86

Total operating earnings before tax		742	967	(23)		1,383	2,418	(43)

Revenues geographically
Americas		3,787	3,899	(3)		7,792	7,792	0
The Netherlands		1,303	1,252	4		3,521	3,461	2
United Kingdom		3,571	2,867	25		7,075	5,181	37
Other countries		714	551	30		1,345	995	35
Holding and other activities		58	38	53		111	78	42
Eliminations		(41)	(34)	(21)		(77)	(49)	(57)

Total revenues		9,392	8,573	10		19,767	17,458	13

Revenues
Life insurance gross premiums		5,630	4,832	17		12,196	9,926	23
Accident and health insurance		517	563	(8)		1,132	1,188	(5)
General insurance		150	147	2		321	320	0

Total gross premiums		6,297	5,542	14		13,649	11,434	19
Investment income		2,614	2,628	(1)		5,176	5,222	(1)
Fee and commission income		478	398	20		937	792	18
Other revenues		3	5	(40)		5	10	(50)

Total revenues		9,392	8,573	10		19,767	17,458	13

*)

As adjusted for the retrospective application of the accounting change and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates (see other explanatory notes)

INVESTMENTS GEOGRAPHICALLY

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At June 30, 2007	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities & eliminations	Total EUR
		Investments
2,745	49	Shares	2,032	5,602	72	164	61	7,931
100,690	3,236	Bonds	74,558	18,512	4,802	4,027	22	101,921
17,927	5	Loans	13,275	8,498	7	469	0	22,249
8,655	0	Other financial assets	6,409	41	0	96	0	6,546
721	0	Investments in real estate	534	1,907	0	0	0	2,441
215	0	Real estate held for own use	159	102	0	36	15	312

130,953	3,290	Investments general account	96,967	34,662	4,881	4,792	98	141,400
0	23,648	Shares	0	10,412	35,085	179	(28)	45,648
0	13,361	Bonds	0	10,384	19,823	277	0	30,484
67,824	2,121	Separate accounts and investment funds	50,222	0	3,147	1,912	0	55,281
0	4,181	Other financial assets	0	1,065	6,204	40	0	7,309
0	2,050	Investments in real estate	0	0	3,042	0	0	3,042
0	101	Real estate held for own use	0	0	150	0	0	150

67,824	45,462	Investments for account of policyholders	50,222	21,861	67,451	2,408	(28)	141,914

198,777	48,752	Investments on balance sheet	147,189	56,523	72,332	7,200	70	283,314
100,549	2,642	Off balance sheet investments third parties	74,453	13,031	3,920	3,205	0	94,609

299,326	51,394	Total revenue generating investments	221,642	69,554	76,252	10,405	70	377,923

		Investments
102,417	3,238	Available-for-sale	75,837	22,229	4,804	2,467	92	105,429
17,927	5	Loans	13,275	8,498	7	469	0	22,249
0	0	Held-to-maturity	0	0	0	1,782	0	1,782
77,497	43,358	Financial assets at fair value through profit or loss	57,384	23,787	64,329	2,446	(37)	147,909
721	2,050	Investments in real estate	534	1,907	3,042	0	0	5,483
215	101	Real estate held for own use	159	102	150	36	15	462

198,777	48,752	Total investments on balance sheet	147,189	56,523	72,332	7,200	70	283,314

INVESTMENTS GEOGRAPHICALLY
					amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At December 31, 2006	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities & eliminations	Total EUR
		Investments
2,812	49	Shares	2,135	5,451	73	106	(20)	7,745
98,210	2,911	Bonds	74,571	14,811	4,335	3,815	22	97,554
17,324	0	Loans	13,154	7,112	0	339	0	20,605
9,975	0	Other financial assets	7,574	42	0	55	0	7,671
493	0	Investments in real estate	374	1,869	0	0	0	2,243
217	0	Real estate held for own use	165	97	0	37	14	313

129,031	2,960	Investments general account	97,973	29,382	4,408	4,352	16	136,131
0	23,083	Shares	0	10,208	34,376	152	(20)	44,716
0	13,928	Bonds	0	9,451	20,742	181	0	30,374
63,462	1,608	Separate accounts and investment funds	48,187	0	2,395	1,292	0	51,874
0	3,364	Other financial assets	0	1,066	5,009	21	0	6,096
0	1,563	Investments in real estate	0	0	2,327	0	0	2,327
0	101	Real estate held for own use	0	0	150	0	0	150

63,462	43,647	Investments for account of policyholders	48,187	20,725	64,999	1,646	(20)	135,537

192,493	46,607	Investments on balance sheet	146,160	50,107	69,407	5,998	(4)	271,668
94,606	2,216	Off balance sheet investments third parties	71,835	13,863	3,301	1,984	0	90,983

287,099	48,823	Total revenue generating investments	217,995	63,970	72,708	7,982	(4)	362,651

		Investments
101,401	2,897	Available-for-sale	76,994	18,174	4,315	2,394	18	101,895
17,324	0	Loans	13,154	7,112	0	339	0	20,605
0	0	Held-to-maturity	0	0	0	1,527	0	1,527
73,058	42,046	Financial assets at fair value through profit or loss	55,473	22,855	62,615	1,701	(36)	142,608
493	1,563	Investments in real estate	374	1,869	2,327	0	0	4,570
217	101	Real estate held for own use	165	97	150	37	14	463

192,493	46,607	Total investments on balance sheet	146,160	50,107	69,407	5,998	(4)	271,668

AEGON N.V. - CONSOLIDATED
							amounts in millions
	EUR				EUR
		Second quarter				First six months
		2007	2006 *)%			2007	2006 *)%
Operating earnings before tax		742	967	(23)		1,383	2,418	(43)
Gains/(losses) on investments		(90)	145	N.M.		193	113	71
Impairment charges		(4)	(31)	87		3	(25)	N.M.
Other income/(charges)		39	(29)	N.M.		54	9	N.M.

Income before tax		687	1,052	(35)		1,633	2,515	(35)

Income tax		(32)	(195)	(84)		(271)	(593)	(54)

Net income		655	857	(24)		1,362	1,922	(29)

AMERICAS
							amounts in millions
	USD				USD
		Second quarter				First six months
		2007	2006	%		2007	2006	%
Operating earnings before tax		772	703	10		1,434	1,375	4
Gains/(losses) on investments		7	(126)	N.M.		181	(119)	N.M.
Impairment charges		(11)	(23)	52		5	(26)	N.M.

Income before tax		768	554	39		1,620	1,230	32
Income tax		(239)	(155)	54		(466)	(346)	35

Net income		529	399	33		1,154	884	31

THE NETHERLANDS
							amounts in millions
	EUR				EUR
		Second quarter				First six months
		2007	2006 *)%			2007	2006 *)%
Operating earnings before tax		108	412	(74)		207	1,317	(84)
Gains/(losses) on investments		(16)	255	N.M.		122	185	(34)
Impairment charges		4	(13)	N.M.		(1)	(4)	75
Other income/(charges)		31	0	N.M.		31	0	N.M.

Income before tax		127	654	(81)		359	1,498	(76)
Income tax		76	(122)	N.M.		35	(333)	N.M.
Net income		203	532	(62)		394	1,165	(66)

UNITED KINGDOM
							amounts in millions
	GBP				GBP
		Second quarter				First six months
		2007	2006	%		2007	2006	%
Operating earnings before tax		48	38	26		92	75	23
Gains/(losses) on investments		(6)	0	N.M.		(5)	(2)	(150)
Impairment charges		0	(1)	N.M.		0	(1)	N.M.
Other income/(charges)		5	(19)	N.M.		15	11	36

Income before tax		47	18	161		102	83	23
Income tax		16	18	11		(1)	(8)	(88)

Net income		63	36	75		101	75	35

OTHER COUNTRIES
							amounts in millions
	EUR				EUR
		Second quarter				First six months
		2007	2006 *)%			2007	2006 *)%
Operating earnings before tax		36	6	N.M.		65	19	N.M.
Gains/(losses) on investments		3	1	200		5	15	(67)
Other income/(charges)		0	(1)	N.M.		0	(1)	N.M.

Income before tax		39	6	N.M.		70	33	112
Income tax		(21)	(2)	N.M.		(35)	(9)	N.M.

Net income		18	4	N.M.		35	24	46

*)

As adjusted for the retrospective application of the accounting change and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates (see other explanatory notes)

ASSETS AND CAPITAL GEOGRAPHICALLY

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Total EUR
		At June 30, 2007
230,425	53,408	Assets business units	170,622	68,001	79,240	8,651	326,514
		Other assets					1,725

		Total assets on balance sheet					328,239
19,447	2,178	Capital in units	14,400	3,995	3,231	1,384	23,010
		Total capital base					23,275
		Other net liabilities					(265)

		Total					23,010

		At December 31, 2006 *)
222,624	50,975	Assets business units	169,039	59,229	75,912	7,554	311,734
		Other assets					3,079

		Total assets on balance sheet					314,813
19,776	2,285	Capital in units	15,016	4,235	3,403	1,336	23,990
		Total capital base					24,283
		Other net liabilities					(293)

		Total					23,990

*)	As adjusted for the retrospective application of the accounting change (see other explanatory notes)

RECONCILIATION NON-GAAP MEASURES TO INCOME BEFORE TAX
						amounts in millions
	EUR				EUR
		Second quarter				First six months
		2007	2006*)%			2007	2006*)%
Net operating earnings pro forma			466				932
Full hedging assumption of guarantees before tax			307				1,128
Income tax on full hedging assumption of guarantees			(91)				(334)
Net operating earnings adjusted		570	682	(16)		1,054	1,726	(39)
Income tax on operating earnings		172	285	(40)		329	692	(52)
Operating earnings before tax		742	967	(23)		1,383	2,418	(43)
Net gains on investments		4	685	(99)		281	655	(57)
Other income		212	0	N.M.		212	10	N.M.
Net losses on investments		(94)	(540)	83		(88)	(542)	84
Impairment charges		(4)	(31)	87		3	(25)	N.M.
Other charges		(181)	(1)	N.M.		(181)	(1)	N.M.
Policyholder tax		8	(28)	N.M.		23	0	N.M.

Income before tax		687	1,052	(35)		1,633	2,515	(35)

*) As adjusted for the retrospective application of the accounting change and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates (see other explanatory notes)

Currencies

Income statement items: average rate 1 EUR = USD 1.3289 (2006: USD 1.2301).

Income statement items: average rate 1 EUR = GBP 0.6734 (2006: GBP 0.6867).

Balance sheet items: closing rate 1 EUR = USD 1.3505 (2006: USD 1.2713; year-end 2006: USD 1.3170).

Balance sheet items: closing rate 1 EUR = GBP 0.6740 (2006: GBP 0.6921; year-end 2006: GBP 0.6715).

Notes:

1)	For the first six months, includes commissions and expenses for EUR 3,047 million (2006: EUR 2,983 million)

2)	After deduction of preferred dividend and coupons on perpetuals.

3)

Shareholders’ equity per share is calculated after deduction of the preferred share capital of EUR 2.1 billion (at Dec. 31, 2006: EUR 2.1 billion) and considering the number of treasury shares. The number of common shares used in the calculation of shareholders’ equity per share is 1,574 million (at Dec. 31, 2006: 1,582 million).

Other explanatory notes

The interim condensed consolidated financial statements included in Appendix I have been prepared in accordance with IAS 34 “Interim financial reporting”. It does not include all of the information required for full financial statements and should therefore be read together with the 2006 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report over 2006 as included in our report on Form 6-K furnished to the SEC on September 12, 2007.

Changes in accounting principles

On January 1, 2007 AEGON adopted SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, for insurance contracts issued in the United States and Canada. The impact on equity and earnings is not material.

In the second quarter of 2007, AEGON changed the accounting principles it uses to value minimum interest rate guarantees related to insurance products offered by AEGON The Netherlands, including group pension contracts and traditional products. Starting with the second quarter of 2007, AEGON The Netherlands valued the guarantees at fair value. Changes in the fair value are recognized in AEGON’s quarterly income statements. Prior to the second quarter of 2007 these guarantees were valued applying a corridor approach for the group pension contracts. Changes in the provision, if outside the corridor, were reflected in operating earnings. The guarantees embedded in traditional products were not valued explicitly, but were considered in the quarterly liability adequacy test.

The change in accounting for the guarantees will ensure AEGON’s financial statements better reflect the economic matching of its assets and liabilities. AEGON believes that this change in accounting principles will increase the transparency of its financial results and should enhance the ability of investors, analysts and other interested parties to judge the performance of its business. The change in accounting principles applies to AEGON The Netherlands only and does not impact other country units. AEGON has decided on this change following new guidance from the Dutch supervisory authorities on the valuation of guarantees.

The impact of the change in accounting principles, which AEGON has applied retrospectively, is shown in the table below.

IMPACT OF THE CHANGE IN ACCOUNTING POLICIES

	amounts in millions (except per share data)
	EUR		EUR		EUR
	First quarter		Second quarter		First six months
	2007	2006	2007	2006	2007	2006
Net income - based on
previous accounting prInciples	485	630	504	664	989	1,294
Change in accounting prInciples	222	435	151	193	373	628

Net income – adjusted	707	1,065	655	857	1,362	1,922

Impact on net income and net income
fully diluted per share, in EUR	0.14	0.28	0.10	0.12	0.24	0.40

Net income and net income
fully diluted per share - adjusted, in EUR	0.42	0.66	0.34	0.47	0.76	1.13

		At June 30	At March 31	At Dec. 31	At Dec. 31	At Jan. 1
		2007	2007	2006	2005	2005
Shareholders’ equity - based on
previous accounting prInciples		17,583	19,085	19,137	19,276	14,875
Change in accounting prInciples		(159)	(310)	(532)	(561)	(327)

Shareholders’ equity – adjusted		17,424	18,775	18,605	18,715	14,548

Changes in accounting estimates

Starting with the second quarter of 2007 AEGON refined its method of calculating the fair value of the guarantees included in its unit-linked products in order to align these calculations with the calculations currently used for the group pension contracts and traditional products. This change in accounting estimate has been applied prospectively. The cumulative impact on net income recognized in the second quarter of 2007 amounts to EUR 135 million negative and is reported as part of Other income/(charges).

All other accounting policies and methods of computation applied in the interim financial statements are the same as those applied in the 2006 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union. For AEGON this is equal to IFRS as published by the International Accounting Standards Board.

Impairment losses in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost recognized in previous interim periods are not reversed.

The published figures in these interim financial statements are unaudited.

Segment reporting

AEGON’s primary format for segment reporting is by geographical area, which is consistent with the Group’s management and internal reporting structure. The following segments have been established: Americas, the Netherlands, the United Kingdom, Other countries, and Holdings and other activities. The operating earnings before tax for each geographical segment are specified by line of business. In the second quarter of 2007, AEGON changed its definition of operating earnings to now include its share of net results from associates. AEGON will include the differences between movements in the fair value of guarantees and related derivatives in its gains and losses on investments. Prior year comparative amounts have been adjusted to conform to the new definition.

As of 2007, AEGON reports its operating earnings using a new line of business format (LOB). Until January 1, 2007, AEGON’s segment reporting was based on product characteristics, such as traditional life and fixed annuities. The new LOB reporting format will more closely align with the way AEGON’s businesses are managed within the geographical areas, and at the same time, highlight the performance of the key product groups: pensions, life insurance and investment products.

The following lines have been established:

•	Life and protection, which includes products with mortality, morbidity and longevity risks.

•	Individual savings and retirement products, which includes products with no or insignificant longevity risk, primarily fixed and variable annuity products sold by AEGON Americas.

•

Pensions and asset management, which includes both individual and group pension business and 401(k) and similar products, typically sponsored by or obtained through an employer. It comprises products in the accumulation phase as well as in the pay-out phase. In addition, asset management services provided to third parties are included in this line.

•

Institutional products, which includes earnings from spread-based products like Guaranteed Investment Contracts (GICs) and funding agreements sold by AEGON Americas which are marketed to institutional clients such as pension funds, retirement plans, college savings plans, money market funds. This line also includes synthetic GIC products and bank- or corporate-owned life insurance (BOLI/COLI).

•	Reinsurance, which includes earnings on reinsurance business assumed from direct writers.

•	Distribution, which includes commissions earned by independent financial advisors.

•	General insurance, which includes mainly automotive insurance, liability insurance, household insurance and fire protection.

•	Other is used to report any items which cannot be directly allocated to a specific line of business.

•	Interest charges and other includes funding interest expenses and holding expenses. No changes have been made to what was previously reported in this line.

A glossary on the new lines of business is included in a press release issued on April 26, 2007.

Capital and funding

The report of AEGON N.V., provided on pages 22 and 23, includes information on issuances, repurchases and repayments of debt and equity securities effectuated in this interim reporting period.

Business combinations

On March 9, 2007, AEGON acquired Clark, Inc. (Clark) through its subsidiary AUSA Holding Company. Clark is a public company specializing in the sale of corporate-owned life insurance (COLI) and bank-owned life insurance (BOLI) and other benefit programs. BOLI/COLI life insurance is marketed to institutional clients to fund their long-term employee benefit liabilities, such as post retirement medical plans and executive compensation plans. AEGON USA and Clark have been strategic partners for many years and AEGON was Clark’s largest corporate shareholder with a 13% stock ownership prior to the purchase.

The aggregate purchase price was EUR 267 million, consisting of EUR 210 million cash consideration, EUR 36 million of Clark debt assumed by AEGON, the EUR 21 million cost basis of Clark common shares already owned by AEGON and transaction costs. As provided for in the purchase agreement a management group bought certain of Clark’s other business units, not considered core to AEGON, for EUR 42 million. In recording the opening balance sheet of Clark in the consolidated financial statements an intangible asset was established for the present value of future commission receivables in the amount of EUR 375 million (includes EUR 178 million related to securitized receivables backing debt). Including this intangible asset, the net asset value of Clark at the acquisition date amounted to EUR 208 million. Clark’s contribution to AEGON earnings in the first half of 2007 is not material.

On June 28, 2007 AEGON completed its acquisition of OPTAS N.V. (“OPTAS”), following approval from the Dutch regulatory authorities. OPTAS is a life insurance company specializing in employee benefit products and services in the Netherlands. OPTAS, the successor of Stichting Pensioenfonds voor de Vervoer- en Havenbedrijven (a pension fund for companies in the transport and port industries), is a 100% - subsidiary of AEGON The Netherlands. At the end of 2006, OPTAS had over 60,000 policyholders and reported total gross written premiums of EUR 86 million. Total assets at the acquisition date amounted to EUR 4.7 billion. The acquired net assets amounted to EUR 1.7 billion, EUR 212 million higher than the acquisition price of EUR 1.5 billion resulting in a one-time gain at acquisition that is reported as part of Other income. As per year-end 2006, EUR 0.7 billion of the equity of OPTAS is legally restricted.

Commitments and contingencies

There have been no material changes in contingent assets and liabilities reported in the 2006 consolidated financial statements of AEGON.

Events after the balance sheet date

On July 27, 2007 AEGON and Spanish savings bank Caja de Ahorros de Santander y Cantabria (“CAJA CANTABRIA”) announced that they have reached an agreement to establish a jointly owned bancassurance partnership. The new partnership will sell AEGON life insurance and pension products through CAJA CANTABRIA’s network of branches, located primarily in the northern Spanish province of Cantabria (Santander).

The transaction is expected to close during the fourth quarter of 2007 and is subject to regulatory approval.

DISCLAIMERS

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, HUF for Hungary and NTD for Taiwan because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward looking statements

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘target’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31(0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+31(0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

Media conference call

A media conference call on the second quarter 2007 results and the share buyback will be held this morning at 08.15 hrs CET. This conference call and Q&A session can be followed simultaneously via an audio webcast on AEGON’s website www.aegon.com.

Analyst and investor conference call

An analyst and investor conference call on the second quarter 2007 results and the share buyback will be held today at 15.00 hrs CET (London 14.00 hrs, New York 09.00 hrs.)

The listen-only phone numbers for the conference call are as follows:

The Netherlands :	+31 20 796 5332
United Kingdom :	+44 208 515 2301
United States and Canada :	+1 303 262 2137

The conference call and Q&A session can be followed simultaneously via an audio webcast on AEGON’s website www.aegon.com.